May 22, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX

David M. Kavanagh, President
Grant Park Futures Fund Limited Partnership
c/o Dearborn Capital Management, L.L.C
555 West Jackson Boulevard, Suite 600
Chicago, Illinois 60661

Re: Grant Park Futures Fund Limited Partnership.
        File No. 000-50316
        Form 10-K for Fiscal Year Ended
        December 31, 2005

Dear Mr. Kavanagh:

        We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Jorge L. Bonilla
        Senior Staff Accountant